SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY
2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, NL 64410 Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82— .)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/s/ Javier Astaburuaga

Javier Astaburuaga
Chief Financial Officer

Date: January 16, 2006

FEMSA Acquires Controlling Stake in Brazilian Brewer Kaiser

--	FEMSA Buys 68% of Kaiser for US$68 Million

--	FEMSA Becomes Only Brewer With Meaningful Operations in Both Mexico and Brazil, two of the World’s Most Attractive Beer Markets

          MONTERREY, Mexico, Jan. 16 /PRNewswire-FirstCall/ -- Fomento Economico Mexicano, S.A. de C.V. (NYSE: FMX) (“FEMSA”) today announced that its wholly owned subsidiary FEMSA Cerveza S.A. de C.V. (“FEMSA Cerveza”) has acquired a controlling stake in Cervejarias Kaiser from the Molson Coors Brewing Company. FEMSA Cerveza acquired ownership of 68% of the equity of Kaiser for US$68 million, using cash on hand. Molson Coors retains 15% ownership, and Heineken will maintain its current 17% stake.

          Jose Antonio Fernandez, Chairman and CEO of FEMSA, commented: “This is a unique opportunity for FEMSA Cerveza as the potential of the Brazilian beer market is significant. This is also a challenge as there is much to be done to return the business to a path of profitable growth.  The success of Coca-Cola FEMSA in turning around its Sao Paulo operations, combined with our expertise in competing in the Mexican beer market for over a century, give us confidence that we will be successful in this endeavor.”

          FEMSA Cerveza will acquire Kaiser subject to existing financial debt, which at closing totaled approximately US$60 million, and certain contingent liabilities and claims.  As part of the transaction, FEMSA Cerveza has received certain indemnity provisions from Molson Coors.

          Given its new shareholder structure, Kaiser will be managed by a seven- member Board of Directors, with FEMSA electing five directors, including the Chairman, and Molson Coors and Heineken each electing one director.  FEMSA will exercise full management control, while the current Kaiser team will remain in charge of operations, reinforced by FEMSA personnel in key areas such as marketing, sales and brewing.

          FEMSA will now participate in the Brazilian beer market with a focus on returning Kaiser to profitability, leveraging its experience of many years of successful beverage operations in the region.

          FEMSA is the leading beverage company in Latin America. It controls an integrated beverage platform that comprises Coca-Cola FEMSA, the largest Coca- Cola bottler in the region; FEMSA Cerveza, one of the leading brewers in Mexico and important beer exporter to the United States; and Oxxo, the largest and fastest-growing convenience store chain in Mexico with approximately 4,000 stores.

          This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

SOURCE  Fomento Economico Mexicano, S.A. de C.V. -- FEMSA
          -0-                                                                       01/16/2006
          /CONTACT:  Investors, Alan Alanis, +011-52-818-328-6211, or alan.alanis@femsa.com.mx, or Emily Klingbeil, +011-52-818-328-6189, or emily.klingbeil@femsa.com.mx, both of FEMSA/
          /Web site:  http://www.femsa.com /
          /Audio:  /
          (FMX)